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# ANNUAL REPORTS FORM X-17A-5 PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FMN CAPITAL CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

26041 ACERO
(No. and Street)

| MISSION VIEJO | CA | 92691 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| MATTHEW S MERWIN | (949) 455-0300 | mmerwin@fmncc.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RONALD BLUE & CO., CPAs and CONSULTANTS, LLP
(Name – if individual, state last, first, and middle name)

| 1551 NORTH TUSTIN AVE, STE 1000 | SANTA ANA | CA | 92705 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 11/05/2009 | #3762 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, MATTHEW S. MERWIN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FMN CAPITAL CORPORATION, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: PRESIDENT

Notary Public

A. WILDE
Notary Public - California
Orange County
Commission # 2377191
My Comm. Expires Oct 28, 2025

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# FMN CAPITAL CORPORATION

## FINANCIAL STATEMENTS WITH
## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**December 31, 2021**

**FMN CAPITAL CORPORATION**

**December 31, 2021**

## TABLE OF CONTENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTNING FIRM

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of FMN Capital Corporation (the Company) as of December 31, 2021, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1551 N Tustin Ave., Suite 1000
Santa Ana, CA 92705

714.543.0500

**Auditor's Report on Supplemental Information**

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as FMN Capital Corporation's auditor since 2002.

Ronald Blue & Co. CPAs

Santa Ana, California
February 21, 2022

## FMN CAPITAL CORPORATION

## STATEMENT OF FINANCIAL CONDITION
December 31, 2021

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 494,226 |
| Receivables from brokers or dealers | 19,960 |
| Accounts receivable | 187,104 |
| Prepaid expenses and other assets | 31,859 |
| Total assets | $ 733,149 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **Liabilities** | |
| Accounts payable | $ 104,842 |
| Prepaid Income | 11,185 |
| Income taxes payable | 2,451 |
| Total liabilities | 118,478 |
| **Stockholder's Equity** | |
| Common stock, no par value, 1,000,000 shares authorized, 93,600 shares issued and outstanding | 18,158 |
| Retained earnings | 596,513 |
| Total stockholder's equity | 614,671 |
| Total liabilities and stockholder's equity | $ 733,149 |

See accompanying notes and report of independent registered public accounting firm

## FMN CAPITAL CORPORATION

### STATEMENT OF INCOME
For the Year Ended December 31, 2021

| | |
|---|---|
| **Revenue** | |
| Concessions | $ 1,964,698 |
| Other income | 13,750 |
| Total revenue | 1,978,448 |
| **Operating expenses** | |
| Administrative | 1,302,993 |
| Commissions | 557,057 |
| Licenses, permits and fees | 21,608 |
| Outside services | 7,866 |
| Total operating expenses | 1,889,524 |
| Income before provision for income taxes | 88,924 |
| Provision for income taxes | 14,976 |
| Net income | $ 73,948 |

See accompanying notes and report of independent registered public accounting firm

## FMN CAPITAL CORPORATION

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2021

| | Common stock | Retained earnings | Total |
|---|---|---|---|
| Balances at December 31, 2020 | $ 18,158 | $ 542,565 | $ 560,723 |
| Net income | - | 73,948 | 73,948 |
| Cash dividends paid | - | (20,000) | (20,000) |
| Balances at December 31, 2021 | $ 18,158 | $ 596,513 | $ 614,671 |

See accompanying notes and report of independent registered public accounting firm

## FMN CAPITAL CORPORATION

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

For the Year Ended December 31, 2021

As of the audited year ended December 31, 2021, no subordinated liabilities or agreements exist in the financial statements of FMN Capital Corporation.

**FMN CAPITAL CORPORTAION**

**STATEMENT OF CASH FLOWS**
For the Year Ended December 31, 2021

| | |
|---|---|
| **Cash flows Provided from operating activities** | |
| Net income | $ 73,948 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| (Increase) decrease in: | |
| Receivables from brokers or dealers | 63,516 |
| Accounts receivable | (33,884) |
| Prepaid expenses and other assets | (72,606) |
| Increase (decrease) in: | |
| Accounts payable | 89,740 |
| Prepaid income | 500 |
| Income taxes payable | 1,816 |
| Net cash provided by operating activities | 123,030 |
| **Cash flows from financing activities** | |
| Cash dividends paid | (20,000) |
| Net cash used in financing activities | (20,000) |
| Net change in cash and cash equivalents | 103,030 |
| **Cash and cash equivalents, beginning of year** | 391,196 |
| **Cash and cash equivalents, end of year** | $ 494,226 |

**Supplemental disclosures of cash flow information**
Cash paid for:

| | |
|---|---|
| Income taxes | $ 2,451 |
| Interest | $ - |

There were no noncash transactions or investing activities during the year ended December 31, 2021.

**FMN CAPITAL CORPORATION**

**NOTES TO FINANCIAL STATEMENTS**
December 31, 2021

## Note 1 – Summary of significant accounting policies

Organization and nature of business

FMN Capital Corporation (the Company), a California corporation, was incorporated January 31, 1995, and adopted a fiscal year of December 31. It maintains its principal and only active office in Mission Viejo, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Operations are pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds. The Company's client base consists mostly of customers within the Southern California area and, therefore, its operations are affected by the financial position of its major customers and economic conditions within that area.

Basis of recognition

Concession revenue and commission expense of the Company utilizing its clearing firm (see Note 5) are recognized based on the trade date.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

*Credit risk*

The Company maintains most of its cash balances at one financial institution located in Orange County, California. From time to time, the Company maintains cash deposits in excess of federally insured limits. Management does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

*Revenue*

Substantially all the revenue of the Company consists of commissions associated with the offering and sale of investment securities, primarily mutual funds, limited partnership interest, variable products, stocks, bonds, and municipal bonds. Revenue is recorded upon the sale of these interests. The Company processes all offerings for Financial Management Network, Inc. (FMNI). See Note 4 for related party disclosure.

## Note 1 – Summary of significant accounting policies (continued)

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Capital requirement

Pursuant to SEC Rule 15c3-1 and as directed by FINRA, the Company is required to maintain a minimum net capital of $50,000.

Accounts receivable

Accounts receivable consists of the commissions associated with the offering and sale of investment securities, primarily mutual funds, limited partnership interests, variable products, stocks, bonds and municipal bonds. Substantially all of the accounts receivable are considered collectible. Accordingly, no allowance for doubtful accounts is recorded.

Property and equipment

Property and equipment is recorded at cost of acquisition, and fully depreciated assets are carried on the books until disposal. The Company uses the straight-line method in computing its annual depreciation expense, as computed over the estimated useful lives of the assets. During 2019, all property and equipment of the Company became fully depreciated.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2021, there were no events or changes in circumstances indicating that the carrying amount of long-lived assets may not be recoverable.

Revenue

The Company adopted Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), which affects all entities—public, private, and not-for-profit—that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example: leases and insurance contracts). There has been no material impact on the Company's results of operations or financial position upon adoption of the standard.

## Note 1 – Summary of significant accounting policies (continued)

Income taxes

Generally, income taxes have not been provided for because the Company's stockholder's elected under Section 1362(a) of the Internal Revenue Code and California State law to be taxed as an S corporation effective April 1, 2000. As such, the Company's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. Accordingly, no provision for federal income taxes or deferred income taxes has been included in the accompanying financial statements. However, there is a provision for income taxes, which represents a state minimum tax on corporations.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740-10-50, *Accounting for Uncertainty in Income Taxes*. The statement requires that a tax position be recognized or derecognized based on a 'more-likely-than-not' threshold. This applies to positions taken or expected to be taken in a tax return. The implementation of the statement had no impact on the Company's statement of financial position and statement of income. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

## Note 2 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $50,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2021, the Company had net capital of $506,353, which was $456,353 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 23.40% at December 31, 2021.

## Note 3 – Income taxes

The provision for income taxes for the year ended December 31, 2021, consisted of the following:

| | |
|---|---|
| State | $ 14,976 |

The Company is subject to taxation in the United States and various states jurisdictions. As of December 31, 2021, the Company's tax years for 2017, 2018, 2019 and 2020 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2021, the Company is no longer subject to U.S. federal, state, or local, examinations by tax authorities for years before 2016.

## Note 4 – Related party transactions

The Company is related through common ownership to FMNI, a California Corporation, of which the sole stockholder of the Company is an 80% owner and the FMN ESOP is a 20% owner.

The Company has entered into an expense sharing agreement with FMNI. After consideration of all expenses borne by both companies and since many services are provided to both firms by the same vendors, it has been determined that FMNI will pay the expenses when invoiced. FMNI will then invoice the Company for its portion of the shared expenses when they are incurred. Shared expenses include use of facilities, personnel, utilities, and supplies, and are based on an agreed upon percentage for each applicable expense. Additionally, FMNI will enter into all lease agreements, so the Company has no lease agreements to disclose. During the year ended December 31, 2021, the Company paid $1,064,890 under the agreement.

## Note 5 – Commitments and Contingencies

Contractual obligations

The Company is contractually obligated to maintain its agreement with its clearing firm for three years, beginning in November 2018. As of November 2021 the agreement moved to month to month. Management is currently in the process of renegotiating a longer term agreement with the clearing firm. If the Company terminates the agreement before the end of the term it must pay the clearing firm a termination fee, which at December 31, 2021, was $7,271 Pursuant to Section XIV of the clearing agreement, in the event that the Company terminates the clearing agreement for any reason during the initial term of the agreement, the Company agrees to pay the clearing firm a lump sum fee representing the monthly clearing and execution charges due for the remaining length of the agreement. Such fee will be determined by calculating the average monthly clearing and execution charge for the previous quarter and shall be due prior to the deconversion of accounts or upon 90 days from notice of termination. Management does not intend to terminate the agreement and, therefore, no liability has been recognized in the financial statements.

Other commitments and contingencies

As of December 31, 2021, the Company has no additional commitments or contingencies that are not otherwise disclosed.

## Note 6 – COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of a coronavirus (COVID-19) a pandemic. The Company, as a registered broker-dealer with the Securities and Exchange Commission (SEC), is considered an essential business and, as such, remained open and operational during the statewide shelter-in-place executive order issued on March 19, 2020. Management established safety guidelines in accordance with the recommendations of the Centers for Disease Control and Prevention (CDC) which included the posting of COVID-19 symptoms in common areas, installation of hand sanitization stations, requiring of face coverings while within the office, and a required temperature check upon entering the office. Furthermore, management encouraged contractors to work remotely and for employees to conduct all non-essential client meetings by video conference to reduce the number of individuals within the office during the Company's regular hours of operation. Management believes that the COVID-19 pandemic has and will not have a material impact on the Company's operations, financial condition, short-term liquidity, and long-term liquidity.

## Note 7 – Subsequent events

Management has evaluated subsequent events through February 21, 2022, the date on which the financial statements were available to be issued.

## FMN CAPITAL CORPORATION

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

### Computation of net capital

| | | |
|---|---|---|
| Total stockholder's equity | $ | 614,671 |
| Deduct nonallowable assets | | 108,318 |
| Net capital | $ | 506,353 |

### Aggregate indebtedness

| | | |
|---|---|---|
| Items included in statement of financial condition: | | |
| Various liabilities | $ | 118,478 |
| Total aggregate indebtedness | $ | 118,478 |
| Ratio: aggregate indebtedness to net capital | | 23.40% |

### Computation of basic net capital requirement

| | | |
|---|---|---|
| Minimum dollar net capital required: | | |
| Company | $ | 50,000 |
| 6-2/3% of total aggregate indebtedness | | 7,899 |
| Minimum dollar net capital required | | 50,000 |
| Net capital, as calculated above | | 506,353 |
| Excess net capital | | 456,353 |
| Net capital less 120% of minimum net capital required | | 446,353 |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 506,353 |

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

**FMN CAPITAL CORPORATION**

**STATEMENT UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION**
December 31, 2021

The audit disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17a-5 Part IIA dated December 31, 2021, with the final audit report attached.

## FMN CAPITAL CORPORATION

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

## FMN CAPITAL CORPORATION

## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(ii), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.